UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                          CABOT OIL & GAS CORPORATION
                                (Name of Issuer)

                             CLASS A  COMMON STOCK
                         (Title of Class of Securities)

                                  127097 10 3
                                 (CUSIP Number)

           Marion V. Larson, Riddell, Williams, Bullitt & Walkinshaw
    1001 Fourth Avenue Plaza, Suite 4400, Seattle, WA 98154  (206) 624-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 2 ,1994
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement XX. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 127097 10 3                               Page 2 of 10

1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
     IDENTIFICATION NO OF ABOVE PERSON

          WASHINGTON ENERGY COMPANY

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) ___
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   ___

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          WASHINGTON

NUMBER 0F SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          7.   SOLE VOTING POWER

                    4,105,174

          8.   SHARED VOTING POWER

          9.   SOLE DISPOSITIVE POWER

                    4,105,174

          10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED

          4,105,174

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                 ___

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6%

14.  TYPE OF REPORTING PERSON*

          CO


CUSIP Number 127097 10 3                               Page 3 of 10


Item 1.   Security and Issuer.

          This Schedule 13D relates to the Class A Common Stock, $.10 par value per share (the "Class A Common Stock"), of Cabot Oil & Gas
Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15375 Memorial Drive, Houston, Texas 77079.

Item 2.   Identity and Background.

          This Schedule 13D is filed by Washington Energy Company, a Washington corporation (the "Reporting Person"). The Reporting Person is a holding company whose primary subsidiaries are engaged in the retail distribution of natural gas and other energy-related activities. The address of the principal business and the principal office of the Reporting Person is 815 Mercer Street, Seattle, Washington 98109.

          On February 25, 1994, the Issuer, the Reporting Person, COG Acquisition Company, a Delaware corporation which is a wholly-owned subsidiary of the Issuer ("COGAC"), and Washington Energy Resources Company, a Washington corporation which was then a wholly-owned subsidiary of the Reporting Person ("WERCO"), entered into an Agreement of Merger, which was subsequently amended on May 2, 1994, by that certain Amendment No. 1 to Agreement of Merger (said agreement, as so amended, will be referred to below as the "Agreement of Merger"). Under the Agreement of Merger, the parties agreed to consummate a statutory merger (the "Merger") of WERCO into COGAC. On may 2, 1994, the Merger was consummated and, as consideration therefor, the Reporting Person acquired 2,133,000 shares of Class A Common Stock and 1,134,000 shares of the 6% Convertible Redeemable Preferred Stock of the Issuer (the "Preferred Stock"), which shares of Preferred Stock are convertible into 1,972,174 shares of Class A Common Stock (the shares of Class A Common Stock and Preferred Stock acquired pursuant to the Merger will be referred to below as the "Merger Shares").

          The following individuals (the "Affiliated Persons"), each of whom is a United States citizen, hold the indicated positions with the Reporting Person:

Name                     Position with Reporting Person

William P. Vititoe       Chairman of the Board, Chief
                         Executive Officer, President and
                         Chief Operating Officer

Robert J. Tomlinson      Senior Vice President - Legal and
                         Administration

James P. Torgerson       Senior Vice President - Finance
                         Planning & Development and Chief
                         Financial Officer

Karl R. Karzmar          Vice President, Corporate
                         Controller and Assistant Treasurer


CUSIP Number 127097 10 3                               Page 4 of 10


Name                     Position with Reporting Person

Virginia Anderson        Director

Robert F. Bailey         Director

Donald J. Covey          Director

John W. Creighton, Jr.   Director

Robert L. Dryden         Director

Tomio Moriguchi          Director

Sally G. Narodick        Director


          The principal occupations of Messrs. Vititoe, Tomlinson, Torgerson and Karzmar are the positions listed in the foregoing table, and the business address for each of them is the principal office of the Reporting Person. The other Affiliated Persons are outside directors of the Reporting Person having the following principal occupations:

          Ms. Anderson is the Director of the Seattle Center (305 Harrison Street, Seattle, Washington 98109), a large civic center owned by the City of Seattle.

          Mr. Bailey is the President of Trans Republic Energy, L.P., an oil and gas investment company, Mabelle, Inc., an oil and gas production company, and Phoenix Processing Systems, Inc., a natural gas processing and oil and gas investment company (P.O. Box 3595, Midland, Texas 79702).

          Mr. Covey is the Chairman of the Board of UNICO Properties, Inc. (1010 Unigard Financial Center, 1215 Fourth Avenue, Seattle, Washington 98161), a property management company.

          Mr. Creighton is the President of Weyerhaeuser Company (Tacoma, Washington 98477), a forest products company.

          Mr. Dryden is the Executive Vice President of Boeing Commercial Airplane Group (P.O. Box 3707, Seattle, Washington 98124-2207), an aircraft manufacturer.

          Mr. Moriguchi is the President of Uwajimaya, Inc. (P.O. Box 3003, Seattle, Washington 98114), a food and merchandise retailer, distributor and exporter.

          Ms. Narodick is the Chairman and Chief Executive Officer of Edmark Corporation (P.O. Box 3218, Redmond, Washington 98073-3218), a publisher of print and software educational materials.

CUSIP Number 127097 10 3                               Page 5 of 10


          During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the Affiliated Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither the Report Person nor, to the best of its knowledge, any of the Affiliated Persons has at any time been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The shares of Class A Common Stock covered by this Schedule 13D are 2,133,000 shares of Class A Common Stock held by the Reporting Person and 1,972,174 shares of Class A Common Stock issuable upon conversion of 1,134,000 shares of Preferred Stock held by the Reporting Person. All of such shares were acquired by the Reporting Person upon consummation of the Merger in exchange for all of the outstanding capital stock of WERCO. None of such capital stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Class A Common Stock covered by this Schedule 13D.

Item 4.   Purpose of Transaction.

          The Reporting Person acquired the Merger Shares for investment purposes, and the Reporting Person has no intention at the present time of increasing or decreasing its level of ownership of Class A Common Stock or any other securities of the Issuer. However, subject to compliance with applicable laws and certain contractual obligations described below, the Reporting Person may at any time decide to increase or decrease its equity position in the Issuer by Purchasing additional shares of Class A Common Stock or other securities of the Issuer or by selling some or all of the Merger Shares. Such purchases or sales could occur in the open market or through privately negotiated transactions.

          Pursuant to the terms of the Agreement of Merger and other documents entered into in connection therewith, the Reporting Person and the Issuer have certain contractual rights and obligation that relate to or affect the Issuer or the shares of Class A Common Stock covered by this
Schedule 13D, including but not limited to certain rights that will result in an increase in the size of the Board of Directors of the Issuer and the appointment of two nominees of the Reporting Person as members of the Board of Directors and certain of its committees. These rights are described in
Item 6 of this Schedule 13D.

          Except as set forth above or as described in Item 6 of this
Schedule 13D, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


CUSIP Number 127097 10 3                               Page 6 of 10


Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person is the beneficial owner of 4,105,174 shares of Class A Common Stock, consisting of 2,133,000 shares of Class A Common Stock held directly by the Reporting Person and 1,972,174 shares of Class A Common Stock issuable upon conversion of 1,134,000 shares of Preferred Stock held directly by the Reporting Person. Such 4,105,174 shares of Class A Common Stock represent, based on information provided to the Reporting Person by the Issuer, approximately 16.6% of the sum of (i) the total number of shares of Class A Common Stock outstanding following consummation of the merger of WERCO into COGAC pursuant to the Agreement of Merger, and (ii) the 1,972,174 shares of Class A Common Stock issuable upon conversion of the 1,134,000 shares of Preferred Stock held by the Reporting Person. In addition, Mr. Robert F. Bailey, a director of the Reporting Person, is the beneficial owner of 500 shares of Class A Common Stock. Except for such shares, neither the Reporting Person nor, to the best of its knowledge, any of the Affiliated Persons beneficially owns any shares of Class A Common Stock.

          (b) The Reporting Person has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, all of the shares of Class A Common Stock covered by this
Schedule 13D.

          (c) Except for the acquisition of shares of Class A Common Stock and the Preferred Stock pursuant to the Agreement of Merger, neither the Reporting Person nor, to the best of its knowledge, any of the Affiliated Persons has within the past sixty days engaged in any transaction in the Class A Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

          Pursuant to the terms of the Agreement of Merger and other documents entered into in connection therewith, including but not limited to the Registration Rights Agreement referred to therein and a certain Standstill and Right of First Refusal Agreement among Issuer, COGAC and the Reporting Person entered into concurrently with the Agreement of Merger, the Reporting Person, the Issuer and COGAC have certain contractual rights and obligations that relate to or affect the shares of Class A Common Stock covered by this Schedule 13D. Such rights and obligations include but are not limited to the following:


CUSIP Number 127097 10 3                               Page 7 of 10


          (a) the right of the Reporting Person to have William P. Vititoe and one other person designated by the Reporting Person (the "Reporting Person Nominees") appointed as directors of the Issuer (the Issuer has agreed to expand its Board of Directors and make such appointments as soon as practicable);

          (b) the right of the Reporting Person to have at least one of the Reporting Person Nominees appointed to each of the Audit Committee and the Compensation Committee of the Issuer's Board of Directors;

          (c) the right of the Reporting Person under certain circumstances to require registration by the Issuer under the Securities Act of 1933, as amended, of some or all of the shares of Class A Common Stock now held, or issuable upon conversion of the shares of Preferred Stock now held, by the Reporting Person;

          (d) the obligation of the Reporting Person generally to refrain from acquiring or seeking to acquire, without the prior approval of the Issuer's Board of Directors, any of the assets or businesses of the Issuer or any additional securities of the Issuer, other than such number of shares of Class A Common Stock that will result in the Reporting Person being the owner of 20% of voting stock of the Issuer;

          (e) the obligation of the Reporting Person generally to refrain from transferring any portion of the Merger Shares to any person if, as a result thereof, the person would hold more than 5% of the outstanding voting power of the Issuer;

          (f) the obligation of the Reporting Person generally to refrain from (i) making or participating in any proxy solicitation with respect to any securities of the Issuer; (ii) soliciting or seeking to effect any form of business combination or other extraordinary transaction involving the Issuer; (iii) depositing any voting securities of the Issuer in a voting trust; (iv) soliciting any offer by any person or group to acquire any voting securities of the Issuer held by the Reporting Person; (v) seeking or proposing to influence or control the management of the Issuer other than by exercise of its voting rights; (vi) acquiring control of any entity that owns more than 1% of the then outstanding shares of Class A Common Stock; and (vii) acquiring control of any entity that owns more than 1% of the then outstanding shares of any other class of voting securities of the Issuer; and

          (g) the obligation of the Reporting Person, if it proposes to sell any or all of the shares of Preferred Stock acquired pursuant to the Merger, generally to offer to sell such shares to the Issuer prior to consummating the proposed sale.

     A copy of each of the Agreement of Merger and the Registration Rights Agreement and the Standstill and Rights of First Refusal Agreement is included as an exhibit to this Schedule 13D, and the terms and conditions thereof are incorporated herein by this reference thereto.


CUSIP Number 127097 10 3                               Page 8 of 10


Item 7.   Material to be Filed as Exhibits.

          The following are included as exhibits to this Schedule 13D:

          (a)  Agreement of Merger.

          (b)  Amendment No. 1 to Agreement of Merger.

          (c)  Registration Rights Agreement.

          (d)  Standstill and Right of First Refusal Agreement.


CUSIP Number 127097 10 3                               Page 9 of 10


Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:  May 11, 1994


                                        WASHINGTON ENERGY COMPANY



                                        BY   /s/ James P. Torgerson

                                        James P. Torgerson, Senior
                                        Vice President - Financial,
                                        Planning & Development and
                                        Chief Financial Officer


CUSIP Number 127097 10 3                               Page 10 of 10


                                 EXHIBIT INDEX


Exhibit

 10.1 Agreement of Merger (incorporated by reference from Exhibit 10.13 to the Issuer's Annual Report on Form 10-K for its fiscal year ended December 31, 1993

*10.2     Amendment No. 1 to Agreement of Merger

*10.3     Registration Rights Agreement

*10.4     Standstill and Right of First Refusal Agreement










*    Filed herewith